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                             May 24, 2023

       Bradley Herring
       Chief Financial Officer
       Enfusion, Inc.
       125 South Clark Street, Suite 750
       Chicago, IL 60603

                                                        Re: Enfusion, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed March 10,
2023
                                                            Form 8-K furnished
on March 7, 2023
                                                            File No. 001-40949

       Dear Bradley Herring:

              We have reviewed your May 12, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 14, 2023 letter.

       Form 10-K for the Year Ended December 31, 2022

       Note 11. Loss per Class A Common Share, page F-23

   1. We note from your response prior comment 3, that you applied the guidance of ASC 260-
                                                        10-55-20(a) in
determining the    adjustment to loss attributable to common stockholders.
                                                        Please tell us how you
determined that the guidance in paragraph 55-20(a), which pertains to securities issued by
a subsidiary that enables their holders to obtain the subsidiary   s
                                                        common stock applies to
your fact pattern. In this regard, we note your reference to the exchange of Enfusion
Ltd LLC common units (i.e. subsidiary) for shares of Enfusion,
                                                        Inc's (i.e. parent)
common stock. Also, explain further your reference to attributing the net income or loss
between controlling and noncontrolling interest and provide the calculations that
support such adjustment.
 Bradley Herring
Enfusion, Inc.
May 24, 2023
Page 2
Form 8-K furnished on March 7, 2023

Exhibit 99.1

2. Based on the information provided in your response to prior comment 4, the adjustment to
         your non-GAAP measure of adjusted free cash flow for    bonus timing
and related
         employer taxes    appears to present a tailored accounting principle
as you are assuming
         bonus payments are being made in the periods in which they are accrued and not when they are actually paid. Please refer to Question 100.04 of the non-GAAP C&DIs and revise to remove this adjustment. You may consider including the amount of bonus accrued or paid each period in a footnote to the non-GAAP reconciliation if you believe that information would be useful for investors.
       You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions.



FirstName LastNameBradley Herring                           Sincerely,
Comapany NameEnfusion, Inc.
                                                            Division of
Corporation Finance
May 24, 2023 Page 2                                         Office of
Technology
FirstName LastName